UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2018

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

(Translation of registrant’s name into English)

1 Jingke Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The document attached as exhibit 1.1 to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed on August 11, 2017 (No. 333-219925).

EXHIBIT INDEX

Number	Description of Documents
Exhibit 1.1	Form of Underwriting Agreement among the Registrant, Credit Suisse Securities (USA) LLC and Barclays Capital Inc.
Exhibit 10.1	Form of Subscription Agreement between the Registrant and Tanka International Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.

By:	/s/ Haiyun (Charlie) Cao
Name:	Haiyun (Charlie) Cao
Title:	Chief Financial Officer

Date: February 8, 2018